GREAT-WEST
LIFECO INC.

RECEIVED
2008 DEC 16 A 4:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 15, 2008

08006263

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Preliminary Short Form Prospectus for Great-West Lifeco Inc. Common Shares dated December 11, 2008 and
- Manitoba Securities Commission decision document dated December 11, 2008.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
DEC 18 2008 SA
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

12/17

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. These securities are being offered and sold within the United States only in transactions exempt from the registration requirements of the U.S. Securities Act.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone (204) 946-1190, and are also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue

December 11, 2008

GREAT-WEST LIFECO INC.

$1,000,150,000

48,200,000 Common Shares

Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") is offering 48,200,000 common shares. Of these shares, this short form prospectus qualifies the distribution of 28,920,000 common shares (the "Offered Shares") which are being offered to the public through the underwriters referred to below. The remaining 19,280,000 common shares will be purchased by Power Financial Corporation or its affiliates other than the Corporation and its subsidiaries (collectively referred to as "PFC"), in a concurrent private placement transaction pursuant to an exemption from Canadian prospectus and registration requirements at the public offering price.

BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Genuity Capital Markets, GMP Securities L.P., Merrill Lynch Canada Inc., Morgan Stanley Canada Limited, Credit Suisse Securities (Canada), Inc. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by us in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" below, and subject to approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Torys LLP. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Great-West Lifeco at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters may offer the Offered Shares at a price lower than that stated below. See "Plan of Distribution".

The common shares of Great-West Lifeco are listed under the symbol GWO on the Toronto Stock Exchange (the "TSX"). On December 8, 2008, the last trading day before the public announcement of this offering, the closing sale price of the common shares on the TSX was $23.59. The Corporation has applied to list on the TSX the Offered Shares distributed under this short form prospectus and the common shares to be purchased by PFC. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Investing in the Offered Shares involves risks that are described in the "Risk Factors" section beginning on page 9 of this short form prospectus.

The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Price: $20.75 per Common Share

	Price to the Public	Underwriters' Fee[2]	Price to PFC	Net Proceeds to the Corporation[1][2]
Per Common Share................	$20.75	$0.83	$20.75	$19.92
Total	$600,090,000	$24,003,600	$400,060,000	$976,146,400

(1) Before deduction of expenses of the issue payable by the Corporation estimated at $325,000.

(2) The Underwriters' fee will not be payable on the 19,280,000 common shares purchased by PFC.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on December 30, 2008 or on such later date as Great-West Lifeco and the Underwriters may agree but not later than January 30, 2009. A global certificate representing the Offered Shares will be issued in registered form only to CDS Clearing and Depository Services Inc. ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of the Offered Shares under this offering will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased.

TABLE OF CONTENTS

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures and Currency

This prospectus and documents incorporated by reference contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by Great-West Lifeco, including statements made with regard to the expected benefits of acquisitions and divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Factors" in this prospectus and under "Risk Management and Control Practices" and "Summary of Critical Accounting Estimates" in Great-West Lifeco's Management's Discussion and Analysis for the twelve months ended December 31, 2007, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Except as otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars and references to "$" are to Canadian dollars.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Great-West Lifeco Inc.

The following chart depicts the corporate relationships among Great-West Lifeco and its significant subsidiaries as at the date hereof. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.



Great-West Lifeco Inc.
The Great-West Life Assurance Company
Great-West Lifeco U.S. Inc. [Delaware]
Canada Life Financial Corporation
London Insurance Group Inc.
GWL Realty Advisors Inc.
GWL&A Financial Inc. [Delaware]
Putnam Investments, LLC [Delaware]
The Canada Life Assurance Company
London Life Insurance Company
Great-West Life & Annuity Insurance Company [Colorado]
Canada Life Capital Corporation Inc.
London Reinsurance Group Inc.

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses, primarily in Canada, the United States, Europe and Asia. Its major operating subsidiaries are The Great-West Life Assurance Company ("Great-West Life") and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") and Putnam Investments, LLC ("Putnam") in the United States. Great-West Lifeco and its subsidiaries, as at September 30, 2008, had more than $356 billion in assets under administration, and, as at December 31, 2007, had approximately 22,000 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A, Putnam and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It also provides annuity and life insurance products for individuals and businesses. Headquartered in metro Denver, Colorado, GWL&A serves its customers nationwide through a range of group retirement savings products and services, individual life insurance and annuities, and business-owned life insurance marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Headquartered in Boston, Massachusetts, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products to individual and institutional investors. Individual retail investors are serviced through a broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms. Institutional investors are supported by Putnam's dedicated account

management, product management, and client service professionals and through strategic relationships with several investment management firms outside of the United States.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Republic of Ireland. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance and savings and pension products. The German operation focuses on pension and individual protection products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A and Putnam, as well as the United States branch operations of Great-West Life and Canada Life. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. It also provides annuity and life insurance products for individuals, families and corporate executives. Through the Asset Management business unit, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

Corporate

The Corporate segment includes operating results for activities not specifically associated with other business units.

If the proceeds raised by this offering, together with the proceeds of the concurrent sale of common shares to PFC and the proceeds of Great-West Lifeco's November 27, 2008 issue of $230 million of Series J First Preferred Shares were invested by Great-West Lifeco in Great-West Life in a form that constituted available capital for purposes of Minimum Continuing Capital and Surplus Ratio ("MCCSR") then, based upon Great-West Life's September 30, 2008 MCCSR of 203% and market levels as of November 30, 2008, Great-West Life's *pro forma* MCCSR would be estimated to be approximately 225%.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco.

Use of Proceeds

The net proceeds from the sale of the Offered Shares will amount to approximately $575,761,400 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering, together with the proceeds of the concurrent sale of common shares to PFC, being in the aggregate $400,060,000, will be used by the Corporation for general corporate purposes and to augment the Corporation's current liquidity position.

Prior Sales

The following chart summarizes the issuances by the Corporation of common shares and securities convertible or exercisable into common shares during the 12 months preceding the date of this short form prospectus:

Date of Issuance	Description of Transaction/Securities Issued	Number of Securities Issued	Average Issue Price per Common Share
December 9, 2007 to December 31, 2007	Exercise of Stock Options	136,810	$14.50311
January 1, 2008 to December 9, 2008	Exercise of Stock Options	1,905,300	$15.10008
December 31, 2007 to September 30, 2008	Grant of Stock Options	4,158,270	$29.72363(*)

(*) Average exercise price.

Trading Price and Volume of Great-West Lifeco's Securities

The following chart sets out the trading price and volume of Great West Lifeco's securities on the TSX during the 12 months preceding the date of this short form prospectus:

	Dec 07	Jan 08	Feb 08	Mar 08	Apr 08	May 08	Jun 08	Jul 08	Aug 08	Sep 08	Oct 08	Nov 08	Dec 08[1]
Common Shares													
Intraday High	37.00	35.62	33.20	31.05	31.91	32.72	32.05	30.17	32.20	35.94	32.45	28.00	24.56
Intraday Low	34.75	30.51	30.55	27.46	30.29	30.59	28.42	25.91	29.31	29.61	24.50	19.36	20.01
Volume	6,871	11,099	11,629	15,368	10,196	14,247	15,749	9,589	11,427	30,768	28,361	13,076	5,378
First Pref. Series D													
Intraday High	26.48	26.50	26.25	26.07	26.12	26.15	26.00	26.10	26.20	$25.85	25.63	25.00	25.00
Intraday Low	25.62	25.68	25.79	24.55	25.50	25.55	25.40	25.61	25.61	$25.35	24.00	24.50	24.60
Volume	81	79	217	102	120	114	270	67	77	347	130	203	56
First Pref. Series E													
Intraday High	26.25	26.75	27.30	27.10	26.78	26.94	27.00	26.71	26.65	$26.99	26.74	26.00	25.10
Intraday Low	25.86	25.95	26.50	26.40	26.26	26.25	26.25	26.20	26.35	$26.40	25.75	24.76	24.75
Volume	110	476	43	44	59	51	57	112	32	873	1,352	390	52
First Pref. Series F													
Intraday High	26.89	26.50	26.87	26.64	26.81	26.47	26.24	25.30	25.25	$25.00	25.39	23.50	19.75
Intraday Low	25.70	25.56	25.78	25.75	26.10	25.98	25.00	24.28	24.56	$24.80	22.02	19.05	18.50
Volume	336	22	66	44	284	73	228	37	24	75	559	53	14
First Pref. Series G													
Intraday High	24.24	24.38	25.00	24.75	24.45	23.96	23.65	21.47	22.29	$21.97	21.35	20.50	16.59
Intraday Low	22.59	23.25	24.12	23.00	23.10	23.20	20.73	19.16	21.20	$20.61	16.75	14.00	15.30
Volume	439	174	267	114	137	182	272	190	244	623	367	657	223
First Pref. Series H													
Intraday High	23.35	22.85	24.16	23.49	22.24	22.84	22.70	20.37	22.47	$21.18	$19.25	18.99	16.43
Intraday Low	21.31	22.00	22.48	21.37	21.41	21.72	19.76	17.90	19.83	$18.75	$15.04	12.27	14.08
Volume	313	182	120	99	169	454	432	183	116	489	298	560	200
First Pref. Series I													
Intraday High	21.30	21.60	22.25	21.97	20.51	21.38	21.05	18.95	19.50	19.27	17.72	17.74	15.98
Intraday Low	20.00	20.50	21.00	20.00	20.10	20.37	18.65	16.81	18.23	17.10	14.65	12.02	13.20
Volume	548	330	203	294	377	566	379	261	318	151	794	328	172
First Pref. Series J[2]													
Intraday High	–	–	–	–	–	–	–	–	–	–	–	24.34	24.42
Intraday Low	–	–	–	–	–	–	–	–	–	–	–	24.00	24.00
Volume	–	–	–	–	–	–	–	–	–	–	–	379	134

1. Includes trading prices and volume up to and including December 9, 2008.
2. The Series J First Preferred Shares commenced trading on the TSX on November 27, 2008.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of common shares.

As at the date of this short form prospectus, Great-West Lifeco has issued and outstanding 895,614,939 common shares, 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred Shares, 12,000,000 Series I First Preferred Shares and 9,200,000 Series J First Preferred Shares. For more information on certain provisions of the First Preferred Shares as a class, please see "Capital Structure – General – Lifeco First Preferred Shares" in the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008 incorporated by reference into this short form prospectus.

The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of Great-West Lifeco, subject to the preference of the First Preferred Shares, the Class A Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the common shares. A holder of common shares is entitled to notice of and to attend all shareholders' meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each common share held. In the event of the liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and subject to the preference of the First Preferred Shares, the Class A Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the common shares, the holders of common shares would be entitled to a *pro rata* distribution of the remaining assets of the Corporation.

As of December 11, 2008 there were 895,614,939 common shares outstanding. After giving effect to this offering and the concurrent sale of 19,280,000 common shares to PFC, there will be 943,814,939 common shares outstanding.

Plan of Distribution

Under an underwriting agreement (the "Underwriting Agreement") dated December 11, 2008 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on December 30, 2008 or such other date not later than January 30, 2009 as may be agreed upon by the parties, all but not less than all of the 28,920,000 Offered Shares at an aggregate price of $600,090,000 payable in cash to the Corporation against delivery. The Underwriters' obligation to purchase the Offered Shares under the Underwriting Agreement is conditional upon the completion of the sale of 19,280,000 common shares to PFC under the PFC Agreement (defined below).

Of the 48,200,000 common shares to be issued by the Corporation, 19,280,000 common shares will be sold to PFC at the public offering price in a concurrent private placement transaction pursuant to an exemption from prospectus and registration requirements. The purchase by PFC is separate from the offering of 28,920,000 common shares to the public under this short form prospectus and the Underwriters will not receive any commission on common shares purchased by PFC. PFC currently controls, directly or indirectly, 666,665,452 common shares (or 74.43% of the outstanding common shares). After giving effect to this offering and the concurrent sale of 19,280,000 common shares to PFC, PFC will control, directly or indirectly, 72.68% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco. The terms of the PFC purchase are set out in an agreement between the Corporation and PFC (the "PFC Agreement"), pursuant to which the Corporation has agreed to issue and sell 19,280,000 common shares to PFC, conditional upon the completion of the sale of 28,920,000 common shares to the Underwriters. Purchasers of Offered Shares should not rely on the fact that PFC has agreed to purchase 19,280,000 common shares under the PFC Agreement. In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.83 per Offered Share. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase common shares of Great-West Lifeco. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Great-West Lifeco at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that, without the prior written consent of BMO Nesbitt Burns Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any common shares or securities convertible or exchangeable for or into common shares other than the Offered Shares during the period commencing on the date of the Underwriting Agreement and ending 90 days after the closing of the offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriting Agreement also provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of the offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in reliance on an exemption from the registration requirements of the U.S. Securities Act. The distribution of this short form prospectus and the offering and sale of the Offered Shares are also subject to certain restrictions under the laws of certain other jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Offered Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Offered Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the price paid by the Underwriters to the Corporation.

The determination of the terms of the distribution, including the issue price of the Offered Shares, was made through negotiations between the Corporation and the Underwriters.

The Corporation has applied to list on the TSX the Offered Shares distributed under this short form prospectus and the common shares to be purchased by PFC. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of Great-West Lifeco as at and for the years ended December 31, 2007 and 2006 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 14, 2008;

(c) the Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders of Great-West Lifeco held on May 1, 2008;

(d) the material change reports of Great-West Lifeco dated April 1, 2008 and May 8, 2008 with respect to the sale by GWL&A of its healthcare business, Great-West Healthcare, to a subsidiary of CIGNA Corporation and Great-West Lifeco management changes, respectively; and

(e) the interim unaudited consolidated financial statements of Great-West Lifeco as at and for the nine-month periods ended September 30, 2008 and 2007, together with the related Management's Discussion and Analysis dated October 30, 2008.

All documents of Great-West Lifeco of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions and any press releases, if filed by Great-West Lifeco with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Changes in Consolidated Capitalization

On October 31, 2008, Canada Life announced that it intended to redeem all $200 million aggregate principal amount of its 5.80% Debentures, Series A due December 11, 2013 on December 11, 2008.

On November 27, 2008, Great-West Lifeco announced that it had completed its offering and issuance of 9,200,000 Series J First Preferred Shares for gross proceeds of $230 million to a syndicate of underwriters pursuant to a final short form prospectus dated November 13, 2008.

Risk Factors

Before purchasing the Offered Shares, investors should consider carefully the following risks in conjunction with the other information in this short form prospectus and the documents incorporated by reference herein, in particular the disclosure under the heading "Risk Factors" in Great-West Lifeco's Revised Annual Information Form dated February 20, 2008, including documents incorporated by reference therein, and the Corporation's Management's Discussion and Analysis dated February 14, 2008 (specifically the "Risk Management and Control Practices" and "Summary of Critical Accounting Estimates") which disclosure includes discussions concerning general insurance risks, insurance risks relating to specific businesses, interest rate risk, equity market risk, credit risk, liquidity risks, translation risk, foreign exchange risk, risk relating to derivative instruments, operational risks, legal and regulatory risk and reputational risk.

Risks Associated with Great-West Lifeco

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to otherwise meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. Any payment by the principal subsidiaries (including payment of dividends and interest) is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including the staged intervention powers of the Office of Superintendent of Financial Institutions) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life, Canada Life and Putnam.

Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, lapse risk (the surrender of insurance and annuity products), reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

Impairment Testing on Goodwill and Intangibles

Canadian generally accepted accounting principles require the Corporation to perform an impairment test on goodwill and intangible assets at least annually. The Corporation's intangible and goodwill balances relate primarily to its acquisitions of London Life, Canada Life and Putnam. The Corporation's impairment testing on goodwill and intangible assets is typically incorporated into its year-end reporting; as a result, it has not yet been completed for the year ending December 31, 2008. Accordingly, while equity market valuations in general are lower than in 2007, it is not possible to determine the outcome of the annual impairment testing at this time, and the Corporation can provide no assurance that an impairment charge will not arise as a result of the annual impairment testing. As Putnam is not a subsidiary of Great-West Life or GWL&A, an impairment charge in connection with Great-West Lifeco's investment in Putnam, if required, would not impact the MCCSR ratio of Great-West Life or the Risk Based Capital ratio of GWL&A.

General Economic Conditions

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the securities of the Corporation for reasons unrelated to Great-West Lifeco's operating performance.

In addition, adverse economic conditions, such as reduced or negative growth in North American and other economies, and other factors, including a protracted or precipitous decline in the stock markets, could affect sales of Great-West Lifeco's products and services or result in investors withdrawing from the markets or decreasing the extent to which they contribute to investment products.

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco.

Future Acquisitions

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-West Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the common shares of Great-West Lifeco.

Assets Under Management

Great-West Lifeco derives a significant portion of its revenue from fees generated by its investment management businesses, which are generally assessed as a percentage of the value of assets under management. Fluctuations in the market value of such assets may result in fluctuations in the revenue of Great-West Lifeco's investment management businesses. The level of assets under management in Great-West Lifeco's investment management businesses and the amount of fees derived therefrom are also affected by other factors. This business is highly competitive, with the amount of assets under management dependent in part on the types and performance of products, fees charged and the strength of distribution channels.

Ratings

Financial strength and claims paying ability ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies, and are an important factor in establishing the competitive position of life insurance companies. These ratings represent an important consideration in maintaining customer confidence in the Corporation's subsidiaries and in their ability to market insurance and annuity products. Rating organizations regularly analyze the financial performance and condition of insurers, including the Corporation's subsidiaries. Any ratings downgrades, or the potential for such downgrades, of the Corporation's subsidiaries could increase surrender levels of their insurance and annuity products and adversely affect their ability to market and distribute products and services, which may have an adverse effect on the Corporation's business, financial condition and results of operations.

Offered Shares

The value of the Offered Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2007 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations.

The First Preferred Shares, Class A Preferred Shares, and Second Preferred Shares rank prior to the Offered Shares in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay, among other things, debt, including subordinated debt, and amounts due on such preferred shares before payments may be made on the Offered Shares.

Great-West Lifeco has agreed that if Great-West Lifeco Finance (Delaware) LP or Great-West Lifeco Finance (Delaware) LP II elects to defer the payment of interest on its subordinated debentures, Great-West Lifeco will not, during any such deferral period, declare or pay any dividends or distributions on or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its shares, including the Offered Shares.

Great-West Lifeco has agreed that, if, in certain circumstances, a distribution is not paid when due on any outstanding Great-West Life Trust Securities – Series A issued by Great-West Life Capital Trust, Great-West Lifeco will not pay dividends on its outstanding preferred or common shares, which would include the Offered Shares, for a specified period of time unless the required distribution is paid to the holders of such trust securities.

Stock market volatility may affect the market price of the Offered Shares for reasons unrelated to Great-West Lifeco's performance.

Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Torys LLP for the Underwriters. As of the date of this short form prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Torys LLP as a group, respectively, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Manitoba.

Registrar and Transfer Agent

The registrar and transfer agent for the Offered Shares will be Computershare Investor Services Inc. or its agent at its principal office in the City of Toronto.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

Dated: December 11, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

By: (signed) D. ALLEN LONEY
President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

By: (signed) RAYMOND L. MCFEETORS
Director

By: (signed) KEVIN P. KAVANAGH
Director

Certificate of Underwriters

Dated: December 11, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.
By: (Signed) BRADLEY J. HARDIE	By: (Signed) DAVID J. SKURKA

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
By: (Signed) DONALD A. FOX	By: (Signed) RAJIV BAHL	By: (Signed) JONATHAN BROER

NATIONAL BANK FINANCIAL INC.

By: (Signed) DARIN DESCHAMPS

DESJARDINS SECURITIES INC.	GENUITY CAPITAL MARKETS	GMP SECURITIES L.P.	MERRILL LYNCH CANADA INC.	MORGAN STANLEY CANADA LIMITED
By: (Signed) THOMAS L. JARMAI	By: (Signed) DANIEL DAVIAU	By: (Signed) NEIL SELFE	By: (Signed) M. MARIANNE HARRIS	By: (Signed) DOUGAL MACDONALD

CREDIT SUISSE (CANADA), INC.	HSBC SECURITIES (CANADA) INC.
By: (Signed) ERIK CHARBONNEAU	By: (Signed) CATHERINE CODE

Auditors' Consent

We have read the short form prospectus of Great-West Lifeco Inc. ("Lifeco") dated December •, 2008 qualifying the distribution of common shares of Lifeco (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets of Lifeco as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. Our report is dated February 14, 2008.

•
Chartered Accountants
Winnipeg, Manitoba
December •, 2008

12103223.19

THE MANITOBA
SECURITIES
COMMISSION

RECEIPT / VISA

Great-West Lifeco Inc.

This is the receipt of the Manitoba Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated December 11, 2008 (the preliminary prospectus).
La Commission des valeurs mobilières du Manitoba vise le prospectus simplifié provisoire de l'émetteur susmentionné daté du 11 décembre, 2008 (le prospectus provisoire).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.
En outre, le présent visa fait foi du visa du prospectus provisoire de la Commission des valeurs mobilières de l'Ontario.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in British Columbia, Alberta, Saskatchewan, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.
Le prospectus provisoire a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en Colombie-Britannique, en Alberta, en Saskatchewan, au Québec, en Nouvelle-Écosse, au Nouveau-Brunswick, à l'Île-du-Prince-Édouard, à Terre-Neuve et Labrador, au Yukon, au Nunavut, et dans les Territoires du Nord-Ouest. Le visa du prospectus provisoire est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

December 11, 2008
11 décembre, 2008

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

SEDAR Project # 1356833
Numéro de projet SEDAR 1356833

RECEIVED
2008 DEC 16 A 4:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

END